Filed by Validus Holdings, Ltd. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange of 1934, as amended
Subject Company: IPC Holdings, Ltd.
(Commission File No.: 000-27662)

Validus Holdings, Ltd. Bermuda Commercial Bank Building 19 Par-la-Ville Road Hamilton, HM 11 Bermuda

Mailing Address:
Suite 1790
48 Par-la-Ville Road
Hamilton, HM 11
Bermuda

Telephone: (441) 278-9000
Facsimile: (441) 278-9090
Website: www.validusre.bm
VALIDUS REAFFIRMS ITS OFFER FOR IPC AS ‘BEST’ OFFER
Validus Extends Exchange Offer to Acquire IPC Shares
Hamilton, Bermuda – July 6, 2009 – Validus Holdings, Ltd. (“Validus”) (NYSE: VR) today reported that it recently confirmed to the Board of Directors of IPC Holdings, Ltd. (“IPC”) (NASDAQ: IPCR) and its advisors that its offer for IPC is its best and final offer. The Validus offer consists of 1.1234 Validus common shares and $3.75 in cash for each IPC common share.
Ed Noonan, Validus’ Chairman and Chief Executive Officer, said, “Since the IPC shareholders overwhelmingly rejected the Max transaction, Validus and IPC have been in discussions on a range of issues in the hopes of reaching a consensual transaction. During these discussions, Validus has been consistent in its belief that its offer represents a full and fair value for IPC shares. In addition, we have made a number of changes to the terms of our offer in order to be responsive to concerns expressed by the IPC Board, including providing IPC shareholders with the certainty of a transaction that is not subject to termination in the event of major catastrophe losses.”
Mr. Noonan continued, “As we have said since we first announced our offer for IPC in late March, we believe that a combination with IPC will create significant short and long-term value for the shareholders of both Validus and IPC by creating a well-diversified, market-leading carrier in Bermuda’s short-tail reinsurance and insurance markets. IPC shareholders would benefit from being part of Validus, which has the highest growth in tangible book value plus accumulated dividends of any publicly traded Bermuda reinsurance company as measured over the time Validus has been public, and the IPC Board is fully briefed on the future value creation embedded in the growth of our business through our new initiatives.”
Under Validus’ offer, IPC shareholders would receive total consideration of $28.63 based on Validus’ closing price on July 2, 2009.  The Validus offer provides IPC shareholders with a 24.9% premium and $31.73 per share based on IPC’s and Validus’ closing prices on March 30, 2009, the last trading day before the announcement of Validus’ initial offer.
Validus also announced today that it has extended its Exchange Offer for all of the outstanding common shares of IPC to 5:00 p.m., New York City time (6:00 p.m., Atlantic time), on Monday, July 13, 2009, unless extended. As of July 2, 2009, the last trading day prior to this extension, approximately 9,190,039 shares of IPC (including approximately 5,151 IPC shares subject to guaranteed delivery procedures) had been tendered in and not withdrawn from the Exchange Offer. Shareholder questions regarding the Exchange Offer or requests for offering documents should be directed to Validus’ Information Agent for the Exchange Offer, Georgeson Inc., toll-free at (800) 213-0317; banks and brokers should call: (212) 440-9800.

For the latest copies of the transaction documents, proxy materials and an investor presentation detailing the benefits of the Validus offer, please visit www.ValidusTransaction.com.
About Validus Holdings, Ltd.
Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. (“Validus Re”) and Talbot Holdings Ltd. (“Talbot”). Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.
Contacts:
Investors:
Validus Holdings, Ltd.
Jon Levenson, Senior Vice President
+1-441-278-9000
Media:
Jamie Tully/Chris Kittredge/Jonathan Doorley
Sard Verbinnen & Co
+1-212-687-8080
OR
Roddy Watt/Tony Friend
College Hill
+44 (0)20 7457 2020
Cautionary Note Regarding Forward-Looking Statements
This press release may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control.
Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, those set forth in the proxy statements and registration statement that Validus has filed with the Securities and Exchange Commission (“SEC”) relating to its proposed acquisition of IPC, and should be read in conjunction with the cautionary statements and risk factors included in our most recent reports on Form 10-K and Form 10-Q and the risk factors included in IPC’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and IPC on file with the SEC. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
Additional Information about the Proposed Acquisition and Where to Find It:
Validus has filed an Exchange Offer to exchange each issued and outstanding common share of IPC for 1.1234 voting common shares of Validus and $3.75 in cash. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, IPC common shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) that Validus has filed or may file with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents.

This press release is not a substitute for the proxy statements or supplements thereto that Validus has filed or may file with the SEC or any other documents which Validus may send to its or IPC’s shareholders in connection with the proposed acquisition.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND THE PROXY STATEMENTS OR SUPPLEMENTS THERETO OR RELEVANT DOCUMENTS THAT VALIDUS HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. Because the consideration offered in connection with the proposed acquisition provides for stock consideration with a fixed exchange ratio, the value of Validus’ offer will vary over time based on changes in the market price of Validus’ common shares, and such changes could result in the increase, decrease or elimination of the premium being delivered to IPC shareholders. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Validus through Jon Levenson, Senior Vice President, at +1-441-278-9000.
Participants in the Solicitation:
Validus and certain of its executive officers and Validus’ proposed candidates to the IPC Board are deemed to be participants in any solicitation of shareholders in connection with the proposed acquisition. Information about Validus’ executive officers is available in Validus’ proxy statement, dated March 25, 2009 for its 2009 annual general meeting of shareholders. Information about Validus’ proposed candidates to the IPC Board is available in the definitive proxy statement filed by Validus on June 16, 2009 in connection with the solicitation of written requisitions from IPC shareholders.
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